
WOODSIDE

22 March 2005


05007025


RECEIVED
APR 0 1 2005
179

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – VIC/P37(v) Halladale-1 DW-1 (Location Black Watch), lodged with the Australian Stock Exchange on 22 March 2005;
- Drilling Report – WA-350-P Pluto-1, lodged with the Australian Stock Exchange on 22 March 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
APR 0 7 2005
THOMSON
FINANCIAL

dlw 4/7

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

TUESDAY, 22 MARCH 2005
10:20AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VIC/P37(v)
HALLADALE-1 DW-1 (LOCATION BLACK WATCH)

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that at 06:00hrs AEDT on 22 March, 2005 the Ocean Patriot drill rig was preparing to spud exploration well Halladale-1 DW-1 (Location Black Watch) in Otway Basin permit VIC/P37(v). The rig is located approximately 4 kilometres from shore and 24 kilometres west of the coastal township of Port Campbell. Water depth at the location is 45.9 metres. Origin Energy Limited is Operator of the permit with drilling operations managed by Woodside Energy Ltd. under an agreement with Origin Energy Limited.

This is the first well in a two-well program designed to explore two separate prospects called Blackwatch and Halladale. The two wells will be drilled directionally as Deviated Wells (DW) from a single top hole section to reach their respective sub-surface targets. Halladale-1 DW-1 (Location Black Watch) will target the southern prospect (Black Watch). On completion of drilling operations at Halladale-1 DW-1 (Location Black Watch) the well will be plugged back and Halladale-1 DW2 (Location Halladale) will be sidetracked to reach the northern prospect (Halladale).

Woodside's interest in VIC/P37(v) is 62.5%. The other participant is Origin Energy Limited (37.5%).



142°0'0"E
143°0'0"E
38°0'0"S
39°0'0"S
TERANG
COLAC
PORTLAND
Portland-1 to 3 (incl.)
Port Fairy-1
PORT FAIRY
WARRNAMBOOL
Voluta-1
VIC/P37(V)
Bridgewater Bay-1
Halladale-1 DW-1 (Location Black Watch)
Croft-1
Peterborough
Port Campbell
Pecten-1
Casino
Casino 3
Casino-2
Hill-1
Triton-1
La Bella
0
50
Kilometres
GDA94
EXP / W.Peace / 21Mar05 / 400-20281

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 22 MARCH 2005
10:20AM (WST)


WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-350-P
PLUTO-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Pluto-1 exploration well in the Carnarvon Basin was spudded on 17 March 2005, and is currently preparing to drill ahead in 8½ inch hole at 2,203 metres.

The *'Atwood Eagle'* semi-submersible rig is drilling the well. The well is approximately 90 kilometres southwest of the Goodwyn Platform. Water depth at the location is 976 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside Energy Ltd. has a 100% interest in WA-350P.